UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 9, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4

48005 Bilbao

Spain

(Address of principal executive offices)

Eduardo Ávila Zaragoza

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

TABLE OF CONTENTS

Relevant fact originally filed with the Spanish Securities Commission on February 2, 2011. This relevant fact was incorrectly omitted from Banco Bilbao Vizcaya Argentaria, S.A.’s current report on Form 6-K furnished to the SEC on February 2, 2011.

02.02.2011

2010 Results

BBVA 2010 profit increases 9.4% to €4.6 billion, boosted by its diversification and anticipation

❑	Diversification: gross income increases to €20.9 billion, reaching a new record for the Group. The Americas and Asia contributed 58.1%, up from 53% in 2009

❑	Anticipation: once again BBVA set itself apart from the competition in 2010, investing heavily in technology and staff to strengthen the Group’s franchises, and get ahead of the curve in anticipation of the economic cycle

❑	Risk management: all indicators improve. The NPA ratio fell 19 basis points to 4.1% and the coverage ratio rose five percentage points to 62%

❑	Capital: BBVA’s core capital ratio now stands at 9.6% after generating 70 basis points organically in 2010. Thus BBVA is in an excellent position to meet the new Basel requirements

❑	Growth: BBVA boosted its growth potential in 2010 through an agreement to purchase a strategic stake in Turkey’s Garanti and by strengthening its franchises in Latin America and Asia

In 2010, BBVA’s net attributable profit increased to €4.61 billion, 9.4% higher than a year earlier. The result was supported by the Group’s appropriate diversification in terms of geography and business lines, which allowed it to maintain a high level of recurrent revenues, and by its successful strategy related to investments and provisions. The Group achieved its 2010 earnings during a complex environment marked by three consecutive years of economic and financial crisis on an international level. Despite these conditions, BBVA has continued to demonstrate the ability to generate solid and sustained earnings, as well as, its strength in key areas of management: risk, solvency and liquidity. To further strengthen its growth profile, BBVA agreed to acquire a stake in Garanti, expanding its presence into Turkey, one of the emerging markets with the greatest growth potential. It also strengthened its franchises in Latin America and Asia.

BBVA Group’s diversification, which includes a balanced business portfolio with high growth potential, is reflected by the increase in revenue, which once again exhibited substantial recurrence. Gross income increased 1.2% to €20.9 billion, reaching a new record. Approximately 58.1% of this income originated from the Americas and Asia. The diversification allows the Bank to take greater advantage of the opportunities in each market. Income rose sharply in emerging markets and the Group also increased its market share in developed economies. Specifically, income rose 11.3% in emerging economies, offsetting a 3.6% decline in the developed markets.

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* Excl. corporate activities

The second significant driver of BBVA’s 2010 results was the bank’s ability to differentiate itself in two strategic areas: investment and provisioning. The investments led to a 7.3% rise in operating costs, which totalled €8.97 billion. The substantial investments in technology, in growth projects and in additional staff at various franchises - focused on anticipating and preparing the Group for the new economic cycle - led to the increase.

The Bank consciously increased its investment efforts in emerging markets in which it has a presence: costs in these regions grew 14.4% compared to 2.5% in developed markets. Moreover, BBVA’s workforce has increased to 106,976, concentrating primarily in emerging markets (up 4.7%).

Despite the increase in costs, the Group’s efficiency (measured by the cost-income ratio) stands at 42.9%, remaining at the top of its peer group in this measure. As a result, operating income in 2010 reached €11.9 billion. This amount is 3% lower than a year ago but higher than pre-crisis figures.

Highly profitable

The Group achieved solid and recurrent results in 2010 with positive contributions from all business areas. BBVA continues to be one of the most profitable banks in its peer group in terms of return on equity (15.8%) and return on total assets (0.89%).

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With regard to the performance of the key management variables, the results reveal a considerable improvement in risk indicators. Gross additions to NPA (non-performing assets) fell 23% and, combined with the 39% increase in recoveries, resulted in a 61% decline to net additions. The amount of NPAs stands at €15.7 billion and has been relatively stable throughout the year.

The Group’s NPA ratio ended the year at 4.1%. This is an improvement from the 4.3% recorded a year earlier. Once again setting BBVA apart from its’ peers and demonstrating the timeliness of the Bank’s prudent risk-strategy in the fourth quarter of 2009. At the same time, the NPA coverage ratio increased five percentage points to 62%.

Limited exposure to developers

At December 31, 2010, exposure to Spanish real estate developers amounted to €16.6 billion (8% of Spanish loans). Of this amount, €3.5 billion was non-performing (NPA ratio of 21.3%). Out of the €3.5 billion, 32% are up-to-date on payments (subjective NPA). Updated valuation of the associated collateral amounted to €4.7 billion (loan-to-value ratio of 76%). In accordance with present rules and after downgrading the valuation 30% to 50%, the value drops to €2.5 billion. This loan portfolio has specific coverage totalling €893 million.

The NPAs in the developer portfolio, plus substandard assets and purchased assets, would amount to 5.2% of the sector’s problematic assets, according to estimates provided by the Bank of Spain’s latest Stability Report. This represents less than half of BBVA’s market share in Spain and is the result of BBVA’s prudent decision to stay out of the “second-residence” market, to support public housing and to restrict land operations to those with a high degree of urban security. As a result of this policy, 66% of developer loans are guaranteed by buildings (62% is housing, of which 89% is primary residence or public housing) and 26% is land (of which 68% is urbanized).

Core capital 9.6%

BBVA is one of the top banks in terms of capital adequacy due to its capacity to generate capital organically (70 basis points in 2010) and a successful capital increase at the end of 2010. Part of the increase in capital is earmarked for the acquisition of a stake in Garanti, a Turkish bank. As a result, the Group ended 2010 with a core capital ratio of 9.6% (8% in 2009). This places it in a comfortable position to meet the new Basel III requirements. The Tier 1 ratio rose to 10.5% and the BIS ratio to 13.7%.

The Group has agreed to acquire a 24.9% stake in Garanti, thus entering the Turkish market – an emerging market with great growth potential. Garanti is one of the top franchises in that country. It has 9.5 million customers, 837 branches and total assets in excess of €60 billion. Furthermore, the Group is reinforcing its franchises in Latin America and Asia.

On Jan. 10 BBVA paid a third interim cash dividend of €0.09 per share against 2010 earnings. At the Annual General Meeting, the Board will propose a new form of shareholder remuneration by making it possible to receive two of the four quarterly dividends in shares. This is in response to shareholder requests.

Liquidity

The Group has an ample liquidity structure. The maturity profile of its wholesale finance is one of the lowest in its peer group while the proportion of retail finance has increased. Customer deposits represent 49.9% of the total balance sheet (47.5% a year earlier). It also holds about €70 billion in collateral in Spain. Currently BBVA is a net creditor to the European Central Bank.

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In January this year, BBVA tapped the debt market with a €1.5 billion issue of covered bonds, which will allow it to maintain a comfortable liquidity position. Also, the Group recorded an improvement in the deposit-lending ratio (79.2% in December compared to 73.9% three months earlier).

Business areas

In terms of business activity, total gross lending increased 4.8% in 2010 to €348 billion. Total assets increased to €526 billion (up 3.3%).

In relation to the Group’s business areas, Spain & Portugal achieved an increase in market share, earnings and business activity (primarily in mortgages and time deposits) as a result of a retail policy that rewards customer loyalty. In fact, its net interest income outperformed local competitors. This performance also applies to risk indicators as a result of the anticipated provisioning applied in 2009. The NPA ratio stands at 5%, which is slightly less than a year earlier (5.1%). Net attributable profit was €2.1 billion (down 9%), which outperformed other Spanish banks.

Mexico’s net attributable profit increased 11.9% to €1.7 billion, supported by business volume that grew quarter-over-quarter in terms of lending and customer funds. The franchise added market share in the main business areas: retail credit, government, consumer finance and cards. Its earnings also outperformed the sector. The NPA ratio fell more than one percentage point to 3.2% and coverage rose to 152%.

In South America, the year was marked by a sharp increase in business (lending was up 21.5% and customer funds rose 19.2%). Net profit climbed 16.5% to €889 million. The NPA ratio improved to 2.5% and coverage stands at 130%.

In the United States, management continues to focus on customer loyalty, credit quality, cross-selling and customer profitability. Lending grew in portfolios with less risk and greater loyalty. This resulted in an improved loan portfolio mix. The new lending policies led to a 51.8% decline in loan-loss provisions. The NPA ratio is 4.4% and coverage is 61%. Net attributable profit reached €236 million, compared to €100 million a year earlier (excluding one-offs).

Finally, Wholesale Banking & Asset Management (WB&AM) obtained net attributable profit of €950 million (up 11.4%). Recurrent revenues in Corporate & Investment Banking (net interest income and fee income) performed well as did business with customers in Global Markets. Asia provided a bigger contribution, including China Citic Bank (CNBC). WB&AM continues to enjoy high asset quality. It has a low NPA ratio (1.2%) and the coverage ratio is 71%.

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BBVA

Press release

BBVA Group Highlights
(Consolidated figures)

	31-12-10	Δ%	31-12-09	31-12-08
Balance sheet (million euros)				
Total assets	552,738	3.3	535,065	542,650
Total lending (gross)	348,253	4.8	332,162	342,682
Customer funds on balance sheet	378,388	1.7	371,999	376,380
Other customer funds	147,572	7.6	137,105	119,034
Total customer funds	525,960	3.3	509,104	495,414
Total equity	37,475	21.8	30,763	26,705
Stockholders' funds	36,689	25.0	29,362	26,586
Income statement (million euros)				
Net interest income	13,320	(4.0)	13,882	11,686
Gross income	20,910	1.2	20,666	18,978
Operating income	11,942	(3.0)	12,308	10,523
Income before tax	6,422	12.0	5,736	6,926
Net attributable profit	4,606	9.4	4,210	5,020
Net attributable profit excluding one-offs [1]	4,606	(12.4)	5,260	5,414
Data per share and share performance ratios				
Share price (euros)	7.56	(40.6)	12.73	8.66
Market capitalization (million euros)	33,951	(28.8)	47,712	32,457
Net attributable profit per share (euros) [2]	1.17	8.3	1.08	1.31
Net attributable profit per share excluding one-offs (euros) [1-2]	1.17	(13.3)	1.35	1.41
Book value per share (euros)	8.17	4.3	7.83	7.09
Tangible book value per share (euros) [3]	6.27	6.3	5.90	4.99
P/BV (Price/book value; times)	0.9		1.6	1.2
Price/tangible book value (times) [3]	1.2		2.2	1.7
PER (Price/Earnings; times)	7.4		11.3	6.5
Significant ratios (%)				
ROE (Net attributable profit/Average equity)	15.8		16.0	21.5
ROE excluding one-offs [1]	15.8		20.0	23.2
ROA (Net income/Average total assets)	0.89		0.85	1.04
ROA excluding one-offs [1]	0.89		1.04	1.12
RORWA (Net income/Average risk-weighted assets)	1.64		1.56	1.94
RORWA excluding one-offs [1]	1.64		1.92	2.08
Efficiency ratio	42.9		40.4	44.6
Risk premium excluding one-offs [1]	1.27		1.15	0.82
NPA ratio	4.1		4.3	2.3
NPA coverage ratio	62		57	92
Capital adequacy ratios (%)				
BIS Ratio	13.7		13.6	12.2
Core capital	9.6		8.0	6.2
Tier I	10.5		9.4	7.9
Other information				
Number of shares (millions)	4,491		3,748	3,748
Number of shareholders	952,618		884,373	903,897
Number of employees	106,976		103,721	108,972
Number of branches	7,361		7,466	7,787
Number of ATMs	16,995		15,716	14,888

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein.

(1) In the third quarter, both for 2009 and 2010, includes capital gains from the sale-and-leaseback of retail branches which have been allocated to generic provisions for NPA, with no effect on net attributable profit, and in the fourth quarter of 2009, there was an extraordinary provision and a charge for goodwill impairment in the United States. In 2008, capital gains from Bradesco in the first quarter, provisions for non-recurrent early retirements in the second and fourth quarters and provision for the loss originated by the Madoff fraud in the fourth quarter.

(2) Earnings per share for periods prior to the share capital increase have been adjusted to the said capital increase as per IAS 33.

(3) Net of goodwill.

adelante.

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BBVA

Press release

gConsolidated income statement

(Million euros) 2010 Δ%

Δ% at constant exchange rates 2009

Net interest income 13,320 (4.0) (5.3) 13,882

Net fees and commissions 4,537 2.4 (0.6) 4,430

Net trading income 1,894 22.7 15.0 1,544

Dividend income 529 19.3 18.7 443

Income by the equity method 335 180.1 180.0 120

Other operating income and expenses 295 19.2 (23.7) 248

Gross income 20,910 1.2 (1.5) 20,666

Operating costs (8,967) 7.3 5.4 (8,358)

Personnel expenses (4,814) 3.5 1.9 (4,651)

General and administrative expenses (3,392) 12.7 10.4 (3,011)

Depreciation and amortization (761) 9.2 7.8 (697)

Operating income 11,942 (3.0) (6.1) 12,308

Impairment on financial assets (net)(1) (4,718) (13.8) (17.9) (5,473)

Provisions (net) (482) 5.4 4.4 (458)

Other gains (losses)(1) (320) (50.1) (54.4) (641)

Income before tax 6,422 12.0 10.6 5,736

Income tax (1,427) 25.1 23.7 (1,141)

Net income 4,995 8.7 7.3 4,595

Non-controlling interests (389) 1.1 14.0 (385)

Net attributable profit 4,606 9.4 6.8 4,210

Net one-offs(1) - n.m n.m (1,050)

Net attributable profit (excluding one-offs) 4,606 (12.4) (15.0) 5,260

Basic earnings per share (euros)(2) 1.17 8.3 1.08

Basic earnings per share excluding one-offs (euros)(2) 1.17 (13.3) 1.35

(1) In the third quarter, both for 2009 and 2010, includes capital gains from the sale-and-leaseback of retail branches which have been allocated to generic provisions for NPA, with no effect on net attributable profit, and in the fourth quarter of 2009, there was an extraordinary provision and a charge for goodwill impairment in the United States.

(2) Earnings per share for periods prior to the share capital increase have been adjusted to the said capital increase as per IAS 33.

adelante.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 9, 2012	By:	/s/ María Jesús Arribas De Paz
	Name:	María Jesús Arribas De Paz
	Title:	Authorized representative